Duke/Louis Dreyfus Energy Services (New England) LLC
Financial Statements through September 30, 1997

Duke/Louis Dreyfus Energy Services (New England) LLC
Balance Sheet

September 30, 1997
(Unaudited)

                                 ASSETS
Current Assets:
    Cash                                              $   93
    Trade Accounts Receivable                          8,538
        Total Current Assets                           8,631

Fixed Assets:
    Equipment (Net of Acc. Depreciation of $2,096)    31,046

TOTAL ASSETS                                         $39,677

                              LIABILITIES

Liabilities and Members Equity:
    Current Liabilities
      Accounts Payable                                $3,533
      Accrued Purchases                                3,622
         Total Current Liabilities                     7,155

Other Liabilities:
    Due to members                                   693,441
         Total Other Liabilities                     693,441

Members' Equity (deficit)
    Duke/Louis Dreyfus LLC                          (462,643)
    EUA Energy Services, Inc.                       (198,276)
    Total Members' Equity (deficit)                 (660,919)


TOTAL LIABILITIES AND MEMBERS' EQUITY                $39,677



             Duke/Louis Dreyfus Energy Services (New England) LLC
                          CONDENSED INCOME STATEMENT
          For the Quarter and Twelve Months Ended September 30, 1997
                                 (Unaudited)
                                                         Twelve
                                       Qtr. Ended        Mos. ended

Sales                                     $4,603        $22,091
Less: Cost of Sales                        7,149         32,712
    Gross Profit (loss)                   (2,546)       (10,621)

Operating Expenses:
    General and Administrative Expenses   44,622        493,407
    Interest Expenses                      3,216          7,355
         Total Expenses (Net)             47,838        500,762
Net Income (Loss)                       ($50,384)     ($511,383)


         Duke/Louis Dreyfus Energy Services (New England) LLC
                       STATEMENT OF CASH FLOWS
     For the Quarter and Twelve Months Ended September 30, 1997
                                 (Unaudited)
                                                             12 Mos.
                                                 Qtr. Ended   Ended
Operating Activities:
    Net Loss                                      ($50,384) ($511,383)
    Depreciation                                       553      2,096
    Change in Current Assets and Liabilities         1,170     (1,548)
    Net cash (used in) operating activities        (48,661)  (510,835)
Investing Activities:
    Purchase of Equipment                                -    (33,142)

Financing Activities:
    Advances from members                           45,196    544,070
          Net cash provided from
              Financing Activities                  45,196    544,070
Net (Decrease) Increase in cash                     (3,465)        93
Cash at Beginning of Period                          3,558          0
Cash at September 30, 1997                              93         93


         Duke/Louis Dreyfus Energy Services (New England) LLC
                           THIRD QUARTER 1997

(ii)  Statement of revenues.
      All revenues are attributed to brokering electric power.

(iii) Derivative Transactions.
      None.

(iv)  Types of services provided by EUA Service Corporation (EUASC):
      Marketing and administrative services were provided by approximately
      (10) EUASC personnel.

      Total EUASC charges for the quarter ended and year to date periods ended September 30, 1997 were $38,178 and $251,753, respectively.

      All EUASC charges are billed at cost in compliance with Rules 90 and 91 under the Act.